Exhibit 99.2

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
Regd & Corporate Office:Jeevan Bharti, Tower-1, 12th Floor, 124, Connaught Circus, New Delhi - 110 001
List of Share holders holding more than 1% shares as on 31-03-2006

S.NO.	FOLIO NO.		NAME	SHARES	% AGE	CATEGORY

1	IN300812	10000012	Life Insurance Corporation of	82004306	13.01	FIs
	IN300126	11197396	India
	IN300126	11197419
		9
						Any Other
2	14300	1601430000000300	The Bank of New York	45819768	7.27	(ADR/GDR)

3	0004600		President of India	354372740	56.25	Indian Promoter

	Place: New Delhi
	Date:				(S.C.AHUJA)
					COMPANY SECRETARY